

04030036



LIBERTY
INTERNATIONAL

RECEIVED

2004 MAY 13 A 9: 12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	10 May 2004
Pages:	4		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement that has been made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt as soon as possible.

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED

MAY 17 2004

THOMSON
FINANCIAL



LIBERTY

INTERNATIONAL

<u>BY FAX</u>

May 2004, 10

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

   Re: Liberty International PLC
   Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
   <u>**File No. 82-34722**</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and
Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting
requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722)
pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification
of Interests of Directors and Connected Persons'.

Should you have any questions concerning the foregoing or require any additional information, please
do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
   William H. Gump, Esq.

File No. 82-34722

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
   Liberty International PLC

2. Name of director
   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
   Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
(i) 17,369	(i) 0.005%		
(ii) 9,495	(ii) 0.003%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	(i) 730p	(i) 4 May 2004	10 May 2004
	(ii) 730p	(ii) 6 May 2004	

15. Total holding following this notification

    37,484,361

16. Total percentage holding of issued class following this notification
    11.65 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class

File No. 82-34722

following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 10/05/04